

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2011

Via E-Mail
Mr. Bradley A. Ripps, CEO
Vista International Technologies, Inc.
88 Inverness Circle East, Suite N-103
Englewood, Colorado 80112

Re: Vista International Technologies, Inc.
December 31, 2010 Form 10-K/A filed June 24, 2011
March 31, 2011 Form 10-Q/A filed June 28, 2011
File No. 0-27783

Dear Mr. Ripps:

We have reviewed your filings and your letter dated June 24, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe that amendments are appropriate, please tell us why in your response. After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Business Development Activities, page 7

1. We note your response to comment 14 in our letter dated June 2, 2011. Please revise your disclosure, as appropriate, to clarify whether your technology has already been proven to provide the benefits that you describe under this heading.

Research & Development, page 8

2. We note your response to comment 7 in our letter dated June 2, 2011. Please correct the cross-reference under this heading, which refers to "Thermal Gasifier™ Operations" instead of "Thermal Gasifier™ Technology and Operations."

Competition, page 8

3. We note your response to comment 15 in our letter dated June 2, 2011, and reissue this comment. Please describe the methods of competition and disclose your competitive position in the industries in which you conduct business. See

Item 101(h)(4)(iv) of Regulation S-K. We note your disclosure of the advantages that you have relative to your competitors.

Item 2. Properties, page 16

4. We note your response to comment 20 in our letter dated June 2, 2011. Please disclose under this heading that the deed of trust is in the amount of $800,000. Please also provide a clear statement under the heading "Management's Plans" on page 20 as to whether the $1,348,000 in cash that you expect to receive from the sale of your industrial site is net of liens and other encumbrances and whether you are making any assumptions in this regard.

Transactions with related persons, promoters and certain control persons, page 30

5. We note your response to comment 28 in our letter dated June 2, 2011.   Please disclose whether Mr. Strain received consideration in exchange for his waiver of default on the outstanding notes owned by him. In addition, as previously requested, please file or incorporate by reference as exhibits to your Form 10-K the agreements underlying the transactions with Messrs. Ruddy and Strain.

Changes in Internal Control over Financial Reporting, page 26

6. We note your statement that "[t]here were no significant changes in [y]our internal control over financial reporting during the year ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, [y]our internal control over financial reporting." Please state clearly whether there were any changes in your internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please also comply with this comment in your future Forms 10-Q.

Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien,
Accounting Branch Chief